UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number 0-99
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Corporate Finance Office
October 30, 2009.
Financial Summary for the Quarter Ended September 30, 20091
•	During the third quarter of 2009, PEMEX recorded a net loss of Ps. 3.7 billion (US$0.3 billion), as compared to a net loss of Ps. 14.4 billion in the same quarter of 2008, primarily due to lower cost of imported products, and a decrease in taxes and duties, partially offset by lower prices and volume of crude oil exports and a lower credit of the Special Tax on Production and Services (IEPS).
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary* **

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	370,088	293,445	-20.7%	(76,644)	22,119	1,064,913	779,355	-26.8%	(285,558)	57,044
Domestic sales	177,756	160,816	-9.5%	(16,940)	12,122	519,382	433,960	-16.4%	(85,422)	31,763
Exports	191,074	131,336	-31.3%	(59,738)	9,900	541,944	341,357	-37.0%	(200,588)	24,985
Services income	1,259	1,293	2.7%	34	97	3,587	4,038	12.6%	452	296

Operating income (loss)	190,382	143,761	-24.5%	(46,621)	10,836	552,338	357,937	-35.2%	(194,401)	26,199

Taxes and duties	251,733	147,468	-41.4%	(104,265)	11,116	685,061	389,365	-43.2%	(295,696)	28,499

Net income (loss)	(14,393)	(3,690)	74.4%	10,703	(278)	5,555	(29,529)		(35,085)	(2,161)

EBITDA(1)	283,535	200,009	-29.5%	(83,526)	15,076	859,254	516,900	-39.8%	(342,355)	37,834
EBITDA / Financial cost(2)	20.7	21.3				22.1	9.1

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the third quarter of 2009 and the first nine months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
•	Total sales, including revenues from services, decreased by 20.7% to Ps. 293.4 billion (US$22.1 billion), as a result of a 31.3% reduction of export sales due to lower prices and volumes of crude oil exports, as well as a decrease by 9.5% in domestic sales as a result of lower prices of natural gas and petrochemicals.

•	Cost of sales decreased by 23.0%, to Ps. 125.0 billion, primarily due to a decrease of Ps. 40.2 billion in purchases of imported products partially and by a favorable variation of Ps. 12.2 billion in inventory valuation.

•	Cost of the reserve for employee benefits was Ps. 24.1 billion. The variation, as compared to the third quarter of 2008 is mainly explained by the incorporation of the results of an independent actuarial valuation study.

•	Operating income decreased by 24.5%, to Ps. 143.8 billion, primarily due to lower export sales partially offset by a favorable variation in inventory valuation.

[1]	For purposes of analysis quarterly changes were made against the same quarter last year.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	1

PEMEX	Corporate Finance Office — Investor Relations
•	Other net revenues decreased by 81.7%, to Ps. 12.4 billion, primarily due to lower credit of IEPS of Ps. 52.5 billion.
•	Taxes and duties decreased by 41.4%, to Ps. 147.5 billion, primarily due to lower prices and volume of production of crude oil.
Income Statement as of September 30, 2009
•	As of September 30, 2009, total assets increased by 7.0%, to Ps. 1,390.6 billion, as compared to September 30, 2008. This variation is primarily due to an increase of Ps. 84.8 billion in properties, plant and equipment.
•	Total debt valued in dollar, including accrued interest, increased by 5.0% to US$ 50.6 billion, whereas total debt valued in pesos increased by 29%, to Ps. 683.2 billion, primarily due to the depreciation of the peso against the US dollar.
•	Total equity decreased to Ps. 0.6 billion, primarily due to accumulated losses in the past twelve months as a result of lower prices and volume of crude oil exports and to the depreciation of the peso against the US dollar during that period.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	2

PEMEX	Corporate Finance Office — Investor Relations
Operating Summary for the Quarter Ended September 30, 2009
•	During the third quarter of 2009, crude oil production decreased by 6.8%, to 2,567 thousand barrels per day (Mbd), as compared to the same period of 2008, due to the natural decline of Cantarell, partially offset by an increase of 13.9% in the production of Ku-Maloob-Zaap, which reached a new production record of 851 Mbd.
•	Dry natural gas production increased by 2.7% to 3,574 million cubic feet per day (MMcfd), primarily due to higher associated gas production in the offshore and Southern regions, as well as higher availability of non-associated gas due to the incorporation of new wells in the Northern region.
•	The production of petroleum products increased by 5.3% to 1,510 Mbd, primarily due to greater fuel oil and gasoline production, which increased by 13.5% and 7.6% respectively. This increase is primarily due to the reconversion of one of the processes of the Tula refinery, which will support in the production of ultra low sulfur gasoline (UBA), as well as greater production of gasoline due to the use of inventories of intermediate products.
•	Net production of petrochemicals decreased by 3.1%, to 1,068 Mt. This decrease was primarily due to a lower production of ethane and methane derivatives, in particular ethylene oxide and ammonia as a result of scheduled maintenance and the integration of the ethylene oxide project in the Morelos Petrochemical Complex.
•	The volume of crude oil exports decreased by 8.4% as compared to the same quarter of 2008, to 1,179 Mbd, as a result of lower production. Additionally, the weighted average export price of the Mexican crude oil basket decreased by 39.7%, as compared to the same quarter of 2008, to US$63.9 per barrel.
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Operating information summary

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
Hydrocarbons production
Total hydrocarbons (Mboed)	3,935	3,793	-3.6%	(142)	3,977	3,821	-3.9%	(155)
Total crude oil (Mbd)	2,754	2,567	-6.8%	(186)	2,813	2,608	-7.3%	(205)
Offshore crude oil / Total crude oil production	80.7%	77.4%	-3.3%		81.4%	78.3%	-3.2%
Total gas equivalent (Mboed)(1)	1,181	1,226	3.8%	45	1,164	1,214	4.3%	50
Total gas (Mboed)	6,963	7,066	1.5%	103	6,804	7,038	3.4%	234

Dry natural gas production (MMcfd)	3,479	3,574	2.7%	95	3,466	3,550	2.4%	84
Natural gas liquids production (Mbd)(2)	376	378	0.6%	2	378	380	0.7%	2
Petroleum products production(3)	1,435	1,510	5.3%	75	1,493	1,517	1.6%	24
Net production of petrochemicals	1,103	1,068	-3.1%	(34)	3,232	3,214	-0.6%	(18)

(1)	Includes condensates.

(2)	Includes condensates and other streams to fractionating process.

(3)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

Note:	Numbers may not total due to rounding. Mboed stands for thousand barrels of oil equivalent per day.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	3

PEMEX	Corporate Finance Office — Investor Relations
Financial Summary as of September 30, 20092
•	During the first nine months of 2009, PEMEX recorded a net loss of Ps. 29.5 billion (US$2.2 billion), as compared to a net income of Ps. 5.6 billion in the first nine months of 2008. This variation is explained by lower prices and volume of crude oil exports, as well as a decrease in other net income as a result of lower credit of IEPS tax.
•	Total sales, including revenues from services, decreased of 26.8% to Ps. 779.4 billion (US$57.0 billion), primarily due to a decrease of 37.0% in export sales as a result of lower prices and volume of crude oil exports and a decrease by 16.4% in sales in Mexico as a result of a widespread reduction of natural gas, petroleum products and petrochemical prices.
•	Cost of sales decreased by 20.2%, to Ps. 352.1 billion, primarily due to a decrease of Ps. 106.4 billion as a result of lower purchases of products, partially compensated by an increase of Ps. 9.5 billion in exploration expenses.
•	Operating income decreased by 35.2%, to Ps. 357.9 billion, primarily due to lower prices and volumes of crude oil exports.
•	Other net revenues decreased by 84.6%, to Ps. 24.9 billion, primarily due to lower credit of IEPS tax by Ps. 143.1 billion.
•	Taxes and duties decreased by 43.2%, to Ps. 389.4 billion, primarily due to lower prices and volumes of crude oil production.

[2]	For purposes of analysis the cumulative changes were made against the comparable period of last year.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	4

PEMEX	Corporate Finance Office — Investor Relations
Results by Subsidiary Entity during the first nine months of 2009.
•	During the first nine months of 2009, Pemex-Exploration and Production (PEP) recorded a net loss of Ps. 10.8 billion, as compared to a net income of Ps. 69.6 billion recorded in the same period of 2008, primarily due to lower prices and volumes of crude oil exports.
•	Pemex-Refining (PR) recorded a net loss of Ps. 32.9 billion, as compared to a net loss of Ps. 70.7 billion in 2008, primarily due to an increase in the variable refining margin, which increased from a negative margin of US$0.13, to a positive margin of US$2.14 per barrel during the first nine months of 2009.
•	Pemex-Gas and Basic Petrochemicals (PGPB) recorded a net income of Ps. 1.4 billion, as compared to a net income of Ps. 4.2 billion in 2008, primarily due to a decrease in the natural gas and gas liquids prices, despite an increase in the processing level.
•	Pemex-Petrochemicals (PPQ) recorded a net loss of Ps. 14.0 billion, as compared to a net loss of Ps. 13.9 billion in 2008 as a result of a decrease in the comprehensive financial result.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	5

PEMEX	Corporate Finance Office — Investor Relations
Financial Results as of September 30, 20093
Net income

3Q09
In the third quarter of 2009, PEMEX recorded a net loss of Ps. 3.7 billion (US$0.3 billion), as compared to a net loss of Ps. 14.4 billion in the same quarter of 2008. This decrease is primarily due to lower costs of imported products and lower taxes and duties, partially offset by lower crude oil prices and volume of crude oil exports, as well as lower credit on the Special Tax on Production and Services (IEPS).

Jan.-Sep. 09
In the first nine months of 2009, PEMEX recorded a net loss of Ps. 29.5 billion (US$2.2 billion), as compared to a net income of Ps. 5.6 billion in the first nine months of 2008. This change from income to loss is primarily explained by lower crude oil prices and volume of crude oil exports, and lower credit on the IEPS.

Sales

3Q09	Total sales, including revenues from services, decreased by 20.7% to Ps. 293.4 billion (US$22.1 billion), primarily due to lower crude oil prices and lower volume of crude oil exports.

Domestic sales decreased by 9.5% to Ps. 160.8 billion:

•    Dry natural gas sales decreased by 51.4% to Ps. 13.2 billion, due to a decrease in the average price of natural gas from US$9.5 to US$3.4 per million British Thermal Unit (MMBtu), which was partially offset by a 6.8% increase in volume sold, from 2,937 to 3,137 MMcfd.

• Sales of petroleum products increased only 0.2% to Ps. 142.6 billion, primarily due to higher diesel prices, partially compensated by lower volume of diesel and LPG.

• Petrochemical product sales decreased by 39.7%, to Ps. 5.0 billion, primarily as a result of lower prices and volume sold, from 1,030 to 883 Mt.

Export sales decreased by 31.3% to Ps. 131.3 billion:

•    Crude oil and condensates export sales decreased by 32.6% to Ps. 111.7 billion, due to a 46.5% decrease in the weighted average Mexican crude oil export price from US$105.89 to US$63.90 per barrel, and a 8.4% decrease in the volume of crude oil exports, from 1,287 to 1,179 Mbd.

• Dry natural gas export sales decreased by 84.4% to Ps. 0.2 billion, primarily due to an increase in demand from the Mexican electric industry and lower international reference prices.

•    Petroleum products export sales decreased by 18.7% to Ps. 18.6 billion, due to an overall decrease in prices of these products, regardless of an 18.8% increase in the volume exported, from 189 to 224 Mbd.

• Petrochemical products export sales decreased by 24.4% to Ps. 0.8 billion, as a result of lower reference prices, despite of a 41.3% increase in the volume exported, from 169 to 239 Mt.

[3]	For purposes of analysis quarterly changes are made against the same quarter last year. Similarly, the cumulative changes are made against the comparable period last year.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	6

PEMEX	Corporate Finance Office — Investor Relations

Jan.-Sep. 09
In the first nine months of 2009, total sales, including revenues from services, decreased by 26.8% to Ps. 779.4 billion (US$57.0 billion), due to lower crude oil prices and lower volume of crude oil exports.

Domestic sales decreased by 16.4% to Ps. 434.0 billion, due to a widespread decrease in natural gas prices, petroleum products and petrochemicals, as well as to a decrease in the volumes of sales of these products.

Additionally, export sales decreased by 37.0%, to Ps. 341.4 billion, due to a decrease in crude oil prices and volume of crude oil exports.
Table 1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Sales* **

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	370,088	293,445	-20.7%	(76,644)	22,119	1,064,913	779,355	-26.8%	(285,558)	57,044

Domestic sales	177,756	160,816	-9.5%	(16,940)	12,122	519,382	433,960	-16.4%	(85,422)	31,763
Dry natural gas	27,134	13,199	-51.4%	(13,936)	995	85,152	43,844	-48.5%	(41,308)	3,209
Petroleum products	142,345	142,624	0.2%	279	10,750	410,124	375,527	-8.4%	(34,597)	27,486
Gasoline	68,144	68,903	1.1%	760	5,194	199,980	187,875	-6.1%	(12,106)	13,751
Diesel	28,581	32,336	13.1%	3,755	2,437	81,142	88,365	8.9%	7,224	6,468
LPG(1)	13,390	11,704	-12.6%	(1,686)	882	40,440	36,208	-10.5%	(4,232)	2,650
Other	32,230	29,680	-7.9%	(2,550)	2,237	88,562	63,079	-28.8%	(25,483)	4,617
Petrochemical products	8,277	4,994	-39.7%	(3,283)	376	24,106	14,589	-39.5%	(9,517)	1,068

Exports	191,074	131,336	-31.3%	(59,738)	9,900	541,944	341,357	-37.0%	(200,588)	24,985
Crude oil and condensates	165,647	111,717	-32.6%	(53,931)	8,421	475,624	288,656	-39.3%	(186,968)	21,128
Dry natural gas	1,515	237	-84.4%	(1,279)	18	2,556	1,231	-51.8%	(1,325)	90
Petroleum products	22,835	18,570	-18.7%	(4,265)	1,400	61,294	49,844	-18.7%	(11,450)	3,648
Petrochemical products	1,076	813	-24.4%	(263)	61	2,471	1,625	-34.2%	(846)	119

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the third quarter of 2009 and the first nine months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Liquefied Petroleum Gas

Note:	Numbers may not total due to rounding.
Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
Dry natural gas (MMcfd)	2,937	3,137	6.8%	199	3,112	3,077	-1.1%	(35)

Petroleum products (Mbd)	1,828	1,799	-1.6%	(29)	1,842	1,755	-4.7%	(87)
Gasoline	793	790	-0.3%	(3)	788	784	-0.5%	(4)
Diesel	390	360	-7.7%	(30)	383	357	-6.7%	(26)
LPG	276	264	-4.5%	(12)	286	274	-4.2%	(12)
Other	368	385	4.4%	16	384	339	-11.7%	(45)

Petrochemicals products (Mt)	1,030	883	-14.3%	(147)	3,220	3,001	-6.8%	(219)

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	7

PEMEX	Corporate Finance Office — Investor Relations
Cost of Sales

3Q09	In the third quarter of 2009, cost of sales decreased by 23.0%, to Ps. 125.0 billion, primarily as a result of the following:

• a decrease of Ps. 40.2 billion in purchases of imported products then to be sold in Mexico; and

• a favorable change in inventories of Ps. 12.2 billion during the third quarter of 2009, due to a price increases during the period, which generated its revaluation.

In the third quarter of 2009, cost of sales as a percentage of total sales amounted to 42.6%, representing a decrease of 1.3 percentage points, essentially as a result of a favorable change in inventories and lower costs of imported products.

Jan.-Sep. 09	In the first nine months of 2009, cost of sales decreased by 20.2%, to Ps. 352.1 billion. This decrease was primarily the result of the following:

• a decrease of Ps. 106.4 billion in purchases of imported products then to be sold in México; and

• an increase of Ps. 9.5 billion in exploration expenses.

Cost of sales as a percentage of total sales amounted to 45.2%, representing an increase of 3.8 percentage points compared to the first nine months of 2008, primarily as a result of greater exploration costs.

General Expenses

3Q09	General expenses increased by 42.4%, to Ps. 24.7 billion, primarily due to a decrease of Ps. 6.4 billion in the net cost of employee benefits of the period.

Jan.-Sep. 09
General expenses decreased by 3.1% to Ps. 69.4 billion, primarily due to a decrease of Ps. 6.2 billion in the net cost of the period for employee benefits, partially offset by an increase of Ps. 3.4 billion in operating expenses.

Cost of Employee Benefits for the Period4

3Q09
The net cost of employee benefits for the period totaled Ps. 24.1 billion. The variation as compared to third quarter of 2008 is due to the incorporation of the results of an independent valuation study during 2008.

Jan.-Sep. 09	The cost of employee benefits for the period decreased by 13.9% to Ps. 72.3 billion, essentially due to the recognition of the results of an independent actuarial valuation study.

[4]	The cost of the reserve for employee benefits comprises provisions over the year to account for the increase of the reserve for employee benefits, which is recognized in the financial statements in accordance with Mexican FRS D-3 “Employee benefits”. This cost is allocated among cost of sales, distribution expenses and administrative expenses. A change in the cost of the reserve for employee benefits reflects the recognition of one additional year of employment and age; wage increases, pensions and benefits; and changes in actuarial assumptions.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	8

PEMEX	Corporate Finance Office — Investor Relations
Table 3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Other operating costs and expenses

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)			(US$MM)
Cost of sales	162,387	125,023	-23.0%	(37,365)	9,424	440,993	352,057	-20.2%	(88,936)	25,768

General expenses	17,319	24,661	42.4%	7,342	1,859	71,582	69,361	-3.1%	(2,221)	5,077
Distribution expenses	5,146	8,330	61.9%	3,184	628	22,289	23,777	6.7%	1,489	1,740
Administrative expenses	12,173	16,331	34.2%	4,158	1,231	49,293	45,584	-7.5%	(3,709)	3,336

Net cost of the period for employee benefits	9,045	24,093	166.4%	15,048	1,816	83,977	72,278	-13.9%	(11,700)	5,290

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the third quarter of 2009 and the first nine months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Operating Income

3Q09
In the third quarter of 2009, operating income decreased by 24.5%, to Ps. 143.8 billion, primarily as a result of lower export sales, partially offset by a favorable variation of Ps. 12.2 billion in inventory revaluation.

Jan.-Sep. 09	In the first nine months of 2009, operating income decreased by 35.2%, to Ps. 357.9 billion, due to lower prices and lower volume of crude oil exports.
Other Revenues (Expenses)-Net

3Q09	In the third quarter of 2009, other net revenues decreased by 81.7%, to Ps. 12.4 billion, primarily due to lower tax credit derived from the negative rate of the IEPS[5] tax, to Ps. 52.5 billion.

Jan.-Sep. 09	In the first nine months of 2009, other net revenues decreased by 84.6%, to Ps. 24.9 billion, primarily due to a decrease in IEPS credit of Ps. 143.1 billion.

[5]	Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	9

PEMEX	Corporate Finance Office — Investor Relations
Comprehensive Financing Result

3Q09	In the third quarter of 2009, the loss associated with comprehensive financing result decreased by 19.5% to Ps. 11.8 billion, as a result of:

• a decrease of Ps. 2.9 billion net interest cost; and

• a decrease of Ps. 0.6 billion in the foreign exchange loss.

Jan.-Sep. 09
During the first nine months of 2009, comprehensive financing result represented a cost of Ps. 21.9 billion, slightly below to the expense of Ps. 22.1 billion recorded in 2008. This variation resulted from:

• an increase of Ps. 2.1 billion on the net interest cost;

• partially offset by a decrease of Ps. 2.3 billion in the foreign exchange loss.
Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing result* **

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Comprehensive financing result	(14,715)	(11,841)	-19.5%	2,874	(893)	(22,095)	(21,922)	-0.8%	173	(1,605)
Financial income(1)	14,272	12,279	-14.0%	(1,993)	926	20,095	35,560	77.0%	15,465	2,603
Financial cost(1)	(13,667)	(9,372)	-31.4%	4,295	(706)	(38,947)	(56,551)	45.2%	(17,604)	(4,139)

Foreign exchange gain (loss)	(15,319)	(14,748)	-3.7%	571	(1,112)	(3,242)	(931)	-71.3%	2,311	(68)

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAA P- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the third quarter of 2009 and the first nine months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The financial cost and financial income include the effect of financial derivatives.

Note:	Numbers may not total due to rounding.
Participation in Results of Subsidiary Entities and Affiliates

3Q09
Participation in the results of subsidiary entities and affiliates increased from a loss of Ps. 5.9 billion in 2008, to a loss of Ps. 0.5 billion in the third quarter of 2009, primarily due to a recognition of the results associated with the Deer Park refinery joint venture.

Jan.-Sep. 09
Participation in the results of subsidiary entities and affiliates increased from a loss of Ps. 1.3 billion in 2008, to a loss of Ps. 1.1 billion during the first nine months of 2009, due to a recognition of the results associated with the Deer Park refinery joint venture.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	10

PEMEX	Corporate Finance Office — Investor Relations
Income before Taxes and Duties

3Q09	In the third quarter of 2009, income before taxes and duties decreased 39.4%, to Ps. 143.8 billion mainly due to:

• a decrease of Ps. 46.6 billion in operating income, as a result of lower prices and lower volume of crude oil exports; and

• a decrease of Ps. 55.2 billion in other net revenues, associated with a lower tax credit derived from the negative rate of the IEPS.

Jan.-Sep. 09	In the first nine months of 2009, income before taxes and duties decreased by 47.9% to Ps. 359.8 billion, primarily due to:

• a decrease of Ps. 194.4 billion in the operating income, primarily as a result of lower prices and lower volume of crude oil exports; and

• a decrease of Ps. 143.1 billion in other net revenues, primarily due to a decrease in the tax credit derived from the negative rate of the IEPS.
Taxes and Duties6

3Q09
In the third quarter of 2009, taxes and duties decreased by 41.4%, to Ps. 147.5 billion (US$11.1 billion), primarily due to lower prices and volumes of crude oil production, partially offset by the elimination of the Extraordinary Duty on Crude Oil Exports.

Jan.-Sep. 09	In the first nine months of 2009, taxes and duties paid decreased by 43.2%, to Ps. 389.4 billion, primarily due to lower prices and volumes of crude oil production.
Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties* **

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total taxes and duties	251,733	147,468	-41.4%	(104,265)	11,116	685,061	389,365	-43.2%	(295,696)	28,499

Hydrocarbon duties	248,909	144,334	-42.0%	(104,575)	10,879	676,139	379,618	-43.9%	(296,521)	27,786
Ordinary hydrocarbons duty	218,269	123,194	-43.6%	(95,075)	9,286	592,110	324,505	-45.2%	(267,604)	23,752
Extraordinary duty on crude oil exports	11,218	—	-100.0%	(11,218)	—	27,463	—	-100.0%	(27,463)	—
Hydrocarbons duty for the stabilization fund	18,879	19,598	3.8%	719	1,477	55,077	51,559	-6.4%	(3,518)	3,774
Duty for scientific and technological research on energy	532	665	24.9%	133	50	1,460	1,806	23.7%	346	132
Duty for oil monitoring	11	7	-37.7%	(4)	0.5	29	18	-38.4%	(11)	1
Other taxes and duties(1)	2,824	3,134	11.0%	310	236	8,922	9,747	9.2%	825	713

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the third quarter of 2009 and the first nine months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes provisions.

Note:	Numbers may not total due to rounding.

[6]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP pays other duties.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	11

PEMEX	Corporate Finance Office — Investor Relations
Changes in the Chicontepec and deep waters fiscal regimes
On October 21, 2009, the Chamber of Deputies approved the Federal Duties Law that includes PEMEX’s Fiscal Regime. The law incorporates changes in the fiscal regimes for Chicontepec and deep waters.
Special Duty:
•	The rate applicable to the value of production less authorized deductions is reduced to 30% for both regions.[7] This rate will increase to 36% when cumulative production of the region exceeds 240 million barrels of crude oil equivalent (MMboe).

•	The deductible limit, which acts as a cap on costs for both regions was increased. The applicable limit will be the lesser of US$32.5/boe and 60% of the price of crude oil equivalent.[8]

•	The cost recovery period for costs that exceed the deductible limit (cost cap) was extended to 15 years for both regions.[9]
Hydrocarbons Extraction Duty:
•	The rate applicable to the value of production changes from a variable rate of 10% to 20% (depending on the weighted average Mexican crude oil export price) to a fixed rate of 15%.
Additional Hydrocarbons Duty:
•	This duty will be applied if and only if the equivalent oil price is above US$60/boe. The duty is calculated by applying a rate of 52% on the total production volume, multiplied by the difference between the equivalent oil price and US$60.

[7]	The Special Hydrocarbons Duty rate was 71.5% for Chicontepec, and a varied from 60% to 71.5% (depending on the average Mexican crude oil export price) for deep waters fields off the Gulf of México.

[8]	The former deductible limit was US$11/boe and US$2.7/Mcf for Chicontepec, and US$16.5/boe and US$4/Mcf for deep waters.

[9]	The former recovery periods for costs that exceeded the deductible limit was 7 years for fields in Paleocanal Chicontepec, and 10 years for fields in deep waters off the Gulf of Mexico.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	12

PEMEX	Corporate Finance Office — Investor Relations
Results by Subsidiary Entity

Pemex-Exploration and Production (PEP)
PEP operating income per barrel of crude oil equivalent decreased by 35.5%, to US$40.7 per barrel, as compared to the first nine months of 2008, primarily due to lower prices and volume of crude oil production. The ratio of taxes to operating income increased by 7.2 percentage points to 94.6% during 2009.

As a result, PEP recorded a net loss of Ps. 10.8 billion, compared to a net income of Ps. 69.6 billion during the first nine months of 2008.
Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected indexes* **

	Nine months ending Sep. 30,
Pemex-Exploration and Production	2008	2009	Change		2009
					(US$/boe)
Sales / Hydrocarbons production (Ps. / boe)	862.5	556.7	-35.5%	(305.8)	40.7

Operating income / Hydrocarbons production (Ps. / boe)	710.4	385.1	-45.8%	(325.3)	28.2

Net income / Hydrocarbons production (Ps. / boe)	63.9	(10.3)	-116.1%	(74.2)	(0.8)

Taxes and duties / Operating income	87.4%	94.6%	7.2%

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the third quarter of 2009 and the first nine months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	boe stands for barrels of crude oil equivalent.

Pemex- Refining (PR)	PR operating loss decreased by 80.5% to Ps. 42.4 billion, primarily due to an increase in the variable refining margin[10], from a negative margin of US$0.13 to a positive margin of US$2.14 per barrel.

During the first nine months of 2009, PR recorded a net loss of Ps. 32.9 billion, compared to a net loss of Ps. 70.7 billion.

Pemex-Gas and Basic Petrochemicals (PGPB)
PGPB recorded an operating loss of Ps. 1.1 billion as compared to a net income of Ps. 1.8 billion during the first nine months of 2008, primarily due to lower natural gas and gas liquids prices, despite an increase in the processing level.

As a result, PGPB recorded a net income of Ps. 1.4 billion, compared to a net income of Ps. 4.2 billion during the first nine months of 2008.

Pemex- Petrochemicals (PPQ)	PPQ net operating loss decreased by 6.0% to Ps. 14.0 billion, essentially due to a decrease in the cost of employee benefits for the period.

PPQ net loss increased to Ps. 14.0 billion as compared to a loss of Ps. 13.9 billion during the first nine months of 2008, essentially as a result of a decrease in the comprehensive financial result.

[10]	This variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, internal consumption (consisting of fuel oil and natural gas used to operate the refineries) and auxiliary services (electric power, water and catalysts).

PEMEX Unaudited Financial Results Report as of September 30, 2009.	13

PEMEX	Corporate Finance Office — Investor Relations
Investing Activities

2009	During 2009 PEMEX expects to invest approximately Ps. 251.2 billion. The allocation of total investments is expected to be as follows[11]:

• Ps. 219.5 billion to Exploration and Production[12];

• Ps. 23.8 billion to Refining;

• Ps. 4.5 billion to Gas and Basic Petrochemicals;

• Ps. 2.5 billion to Petrochemicals; and

• Ps. 0.9 billion to Petróleos Mexicanos.

During the first nine months of 2009 Ps. 164.8 billion have been used, which represents 65.6% from the planned investment.
Financing Activities

3Q09	During the third quarter of 2009, PEMEX performed the following operations in capital markets:

• On August 4, 2009, PEMEX issued an 8-year bond for €200 million, with an annual coupon of 5.779%.

• On September 10, 2009, PEMEX issued a 5.5-year bond for US$1.5 billion, with a semi-annual coupon of 4.875%.

• On September 15, 2009, PEMEX issued a 5-year bond for 350 million Swiss Francs, with an annual coupon of 3.5%.

• On September 30, 2009, PEMEX issued a 7-year bond for €1.0 billion, with an annual coupon of 5.5%.

Likewise, PEMEX performed the following operations on its lines of credit:

• On July 29, 2009, PEMEX disbursed Ps. 6.7 billion from a bilateral line of credit with maturity on 2011.

• On August 17, 2009, PEMEX disbursed Ps. 5.0 billion from a bilateral line of credit with maturity on 2014.

• On September 30, 2009, PEMEX disbursed Ps. 3.8 billion from a bilateral line of revolving credit with maturity on 2011.

During the third quarter of 2009 Petróleos Mexicanos obtained US$765.5 million through a credit line guaranteed by ECA’s.

The proceeds will be used to finance PEMEX’s investment program and refinancing activities.

[11]	The investment amounts may be further modified based on budgetary adjustments.

[12]	It includes upstream maintenance expenditures.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	14

PEMEX	Corporate Finance Office — Investor Relations
Liquidity Management

3Q09	As of September 30, 2009, US$1.5 billion of the amount of the syndicated revolving credit facility, entered into on September 17, 2007, had been disbursed.
Elimination of PIDIREGAS

On November 13, 2008, PEMEX’s PIDIREGAS (long term productive infrastructure projects) scheme was eliminated, as a result, Petróleos Mexicanos, will assume, prior to December 31, 2009, as primary obligor, all payment obligations under PIDIREGAS financings entered into by financing vehicles created for such purpose, including the Fideicomiso Irrevocable de Administración F/163 (“Fideicomiso F/163”) and the Pemex Project Funding Master Trust (“Master Trust”).

In order to assume the payment obligations of Fideicomiso F/163, Petróleos Mexicanos will launch a public exchange offer of the securities issued by Fideicomiso F/163 for securities issued by Petróleos Mexicanos. The financial terms and conditions of the securities will not be modified. The exchange offer process will begin once it is authorized by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV).

With respect to the finance vehicle Master Trust, the bondholders’ trustees have agreed for Petróleos Mexicanos to assume the obligations of the Master Trust, pursuant to the terms and conditions contained in the indentures and trust deeds that document the issuances of the Master Trust.

EBITDA

3Q09
In the third quarter of 2009, earnings before interest, taxes, depreciation and amortization, or EBITDA, decreased by 29.5%, to Ps. 200.0 billion (US$15.1 billion), as compared to the third quarter of 2008.

Jan.-Sep. 09	In the first nine months of 2009, EBITDA decreased by 39.8%, to Ps. 516.9 billion (US$37.8 billion).
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation* **

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Net income (loss)	(14,393)	(3,690)	-74.4%	10,703	(278)	5,555	(29,529)		(35,085)	(2,161)
+ Taxes and duties	251,733	147,468	-41.4%	(104,265)	11,116	685,061	389,365	-43.2%	(295,696)	28,499
- Comprehensive financing result	(14,715)	(11,841)	-19.5%	2,874	(893)	(22,095)	(21,922)	-0.8%	173	(1,605)
+ Depreciation and amortization	22,435	20,297	-9.5%	(2,138)	1,530	62,566	62,865	0.5%	298	4,601
+ Net cost of the period for employee benefits	9,045	24,093	166.4%	15,048	1,816	83,977	72,278	-13.9%	(11,700)	5,290

EBITDA	283,535	200,009	-29.5%	(83,526)	15,076	859,254	516,900	-39.8%	(342,355)	37,834

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the third quarter of 2009 and the first nine months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	15

PEMEX	Corporate Finance Office — Investor Relations
Statement of Cash Flows

Operating Activities	In the first nine months of 2009, net cash flow generated from operating activities was Ps. 120.2 billion, primarily due to the cost of employee benefits for the period and depreciation and amortization, items that did not represent cash expenses.

Investing Activities	The net cash flow used in investing activities was Ps. 145.3 billion, primarily due to the execution of the investment program.

Financing Activities	The net cash flow provided from financing activities was Ps. 89.7 billion.

Variation in cash and cash equivalents	As a result of the foregoing, in the first nine months of 2009, PEMEX recorded an accumulation in cash and cash equivalents of Ps. 64.6 billion.
Consolidated Balance Sheet as of September 30, 2009
Working Capital

Current Assets	As of September 30, 2009, current assets increased by 5.2% to Ps. 451.3 billion, as compared to September 30, 2008, primarily due to an increase of Ps. 27.8 billion in cash and cash equivalents due to financing activities for the investment program, as well as an increase of Ps. 23.3 billion explained by an increase in the fund for Specific Infrastructure Projects fund, partially offset by a decrease of Ps. 28.8 billion in inventory, primarily due to a decrease in the prices of crude oil and petroleum products.

Short-term Liabilities	Short-term liabilities increased by 12.2%, to Ps. 251.6 billion, primarily as a result of an increase of Ps. 54.0 billion in short-term debt valued in pesos, which was partially offset by a decrease of Ps. 27.3 billion in taxes and duties payable.
Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Working capital* **

	Nine months ending Sep. 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Current assets	429,046	451,336	5.2%	22,290	33,450
Cash & cash equivalents	151,054	178,844	18.4%	27,790	13,255
Net accounts receivable	155,315	178,656	15.0%	23,341	13,241
Inventories	122,677	93,836	-23.5%	(28,841)	6,955

Short-term liabilities	224,138	251,586	12.2%	27,448	18,646
Short-term debt(1)	83,771	137,789	64.5%	54,019	10,212
Suppliers	37,796	45,901	21.4%	8,106	3,402
Net accounts payable	38,777	31,421	-19.0%	(7,357)	2,329
Taxes payable	63,794	36,475	-42.8%	(27,319)	2,703

Working capital(2)	204,908	199,749	-2.5%	(5,158)	14,804

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4928 = US$1.00 as of September 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance Ltd., P.M.I. Trading, Ltd.and Repcon Lux, S.A.

(2)	Current assets minus short-term liabilities.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	16

PEMEX	Corporate Finance Office — Investor Relations

Debt

Total	As of September 30, 2009, total consolidated debt in U.S. dollars, including accrued interest, increased by 5.0% compared to the amount recorded as of September 30, 2008, from US$48.2 to US$50.6 billion. However, total consolidated debt in pesos increased by 29.0%, to Ps. 683.2 billion primarily due to a 22.9% depreciation of the Mexican peso against the U.S. dollar. [13]

Total debt as a percentage of the sum of equity and total liabilities represents 49.1% as of September 30, 2009.

Net	Net debt increased by 33.3% to Ps. 504.4 billion (US$37.4 billion).
Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt* **

	As of September 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total debt	529,544	683,229	29.0%	153,686	50,637
Short-term	83,771	137,789	64.5%	54,019	10,212
Long-term	445,773	545,440	22.4%	99,667	40,425

Cash & cash equivalents	151,054	178,844	18.4%	27,790	13,255

Total net debt	378,490	504,386	33.3%	125,896	37,382

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4928 = US$1.00 as of September 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile* **

		As of September 30,
		(Ps. MM)	(US$MM)
Documented debt in pesos		140,426	10,407
	October – December 2009	18,956	1,405
	January – September 2010	15,013	1,113
	October 2010 – September 2011	24,422	1,810
	October 2011 – September 2012	24,133	1,789
	October 2012 – September 2013	16,221	1,202
	October 2013 and beyond	41,681	3,089

Documented debt in other currencies		542,803	40,229
	October – December 2009	37,598	2,786
	January – September 2010	66,223	4,908
	October 2010 – September 2011	53,622	3,974
	October 2011 – September 2012	51,143	3,790
	October 2012 – September 2013	55,622	4,122
	October 2013 and beyond	278,596	20,648

Total debt		683,229	50,637

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4928 = US$1.00 as of September 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

[13]	Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance, Ltd. and RepCon Lux, S.A.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	17

PEMEX	Corporate Finance Office — Investor Relations
Equity
As of September 30, 2009, PEMEX’s equity decreased to Ps. 0.6 billion, as compared to Ps. 106.7 billion recorded as of September 30, 2009. The decrease was primarily due to the net loss recorded in the previous twelve months, which was caused by lower crude oil prices and the depreciation of the Mexican peso against the U.S. dollar, partially offset by an increase in Increases in equity14.
Table 11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity* **

	As of September 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total equity	106,662	561	-99.5%	(106,101)	42
Certificates of contribution	96,958	96,958	0.0%	—	7,186
Increase in equity	147,264	179,880	22.1%	32,616	13,332
Social capital	4,017	4,158	3.5%	140	308
Legal reserve	840	985	17.3%	145	73
Donations	2,311	932	-59.7%	(1,379)	69
Comprehensive profit (loss)	(349)	9,018		9,367	668
Accumulated net income (losses)	(144,380)	(291,369)	101.8%	(146,990)	(21,594)
From prior years	(149,935)	(261,840)	74.6%	(111,905)	(19,406)
Net income (loss) for the period	5,555	(29,529)	-631.6%	(35,085)	(2,189)

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4928 = US$1.00 as of September 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

[14]	As a consequence of the elimination of the PIDIREGAS scheme, during the second quarter of 2009, some reclassifications for presentation effects were done in increase in equity and conversion effects included in the comprehensive profit (loss).

PEMEX Unaudited Financial Results Report as of September 30, 2009.	18

PEMEX	Corporate Finance Office — Investor Relations
Other Relevant Topics

National Suppliers Strategy	On August 20, 2009, the new “Strategy for the Development of Suppliers and Contractors of PEMEX” was announced. This strategy is designed to increase the participation of Mexican suppliers in PEMEX’s purchases of goods and services in the medium term.

Fight against illicit market	On August 18, 2009, PEMEX received US$2.4 million from the Office of the Federal Attorney in Mexico to compensate PEMEX for the illegal sale of Mexican petroleum products, particularly condensate by Trammo Petroleum Inc., a company based in Houston, Texas. The Office of the Federal Attorney in México received the US$2.4 million from U.S. Immigration and Customs Enforcement.

On this matter, PEMEX restates its commitment to continue the fight, with the support of the authorities, against the hydrocarbon subtraction actions committed by criminal groups.

Appointments	On September 4, 2009, Marco A. Murillo Soberanis was renamed acting Corporate Director of Management of Petróleos Mexicanos, replacing Rosendo Villarreal Dávila.

On September 7, 2009, President Felipe Calderón appointed Juan José Suárez Coppel as the new Director General of PEMEX replacing Jesús Reyes Heróles González-Garza.

On October 22, 2009, the Board of Directors of PEMEX approved the appointment of Carlos Rafael Murrieta Cummings as the new Corporate Director of Operations, replacing Raúl Alejandro Livas Elizondo.

On October 29, 2009, PEMEX’s Director General, appointed Homero Niño de Rivera Vela as Chief of Staff of the General Direction.

Sulfur sales for production of fertilizers	On October 1, 2009, PEMEX published the availability of liquid sulfur for 2010 for production of nitrogen fertilizers. A total amount of 769 Mt of liquid sulfur will be available through the loading terminals of the Southeastern (Cactus, Nuevo Pemex, Ciudad Pemex, Matapionche, Minatitlán and Salina Cruz).

PEMEX Unaudited Financial Results Report as of September 30, 2009.	19

PEMEX	Corporate Finance Office — Investor Relations

Regulation to the Law of Petróleos Mexicanos	On September 4, 2009, the Regulation to the Law of Petróleos Mexicanos was published in the Official Gazette of the Federation. These regulation has the purpose of regulate the application of the Law of Petróleos Mexicanos particularly with respect to the operation of the Board of Directors and the committees of Petróleos Mexicanos, business planning and budgeting processes, including provisions relating to acquisitions and financing programs, the procurement of contracts and the control, monitoring and performance evaluation of Petróleos Mexicanos.

PEMEX Organic Statute	On September 4, 2009, the Board of Directors of Petróleos Mexicanos approved the Organic Statute of Petróleos Mexicanos, which was published on the Official Gazette of the Federation on September 24, 2009. This Organic Statute establishes the structure, organizational basis, and functions of the administrative units of Petróleos Mexicanos, as well as the attributions and internal regulations of the Board of Directors.

Regulation to the Regulatory Law to Article 27 of the Constitution Concerning Petroleum Affairs	On September 22, 2009, The Regulations to the “Regulatory Law to Article 27 of the Constitution of the United States of Mexico Concerning Petroleum Affairs” was published on the Official Gazette of the Federation. This regulation dictates the execution of the Regulatory Law.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	20

PEMEX	Corporate Finance Office — Investor Relations
Annex
Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet* **

	As of September 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Current assets	429,046	451,336	5.2%	22,290	33,450
Cash & cash equivalents	151,054	178,844	18.4%	27,790	13,255
Net accounts receivable	155,315	178,656	15.0%	23,341	13,241
Inventories	122,677	93,836	-23.5%	(28,841)	6,955
of products	118,530	89,347	-24.6%	(29,184)	6,622
of materials	4,147	4,490	8.3%	343	333

Investments in shares of non-consolidated subsidiaries and affiliates	28,607	10,255	-64.2%	(18,351)	760

Properties, plant and equipment	831,832	916,606	10.2%	84,774	67,933

Other assets, net	10,385	12,389	19.3%	2,004	918

Total assets	1,299,870	1,390,585	7.0%	90,716	103,061

Short-term liabilities	224,138	251,586	12.2%	27,448	18,646
Short-term debt(1)	83,771	137,789	64.5%	54,019	10,212
Suppliers	37,796	45,901	21.4%	8,106	3,402
Net accounts payable	38,777	31,421	-19.0%	(7,357)	2,329

Taxes payable	63,794	36,475	-42.8%	(27,319)	2,703

Long-term liabilities	969,070	1,138,438	17.5%	169,368	84,374
Long-term debt(1)	445,773	545,440	22.4%	99,667	40,425

Reserve for employee benefits	466,050	545,558	17.1%	79,507	40,433

Reserve for sundry creditors and others	51,248	40,526	-20.9%	(10,722)	3,004

Deferred taxes	5,999	6,914	15.3%	915	512

Total liabilities	1,193,208	1,390,024	16.5%	196,816	103,020

Total equity	106,662	561	-99.5%	(106,101)	42

Total liabilities and equity	1,299,870	1,390,586	7.0%	90,716	103,061

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4928 = US$1.00 as of September 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance Ltd., P.M.I. Trading, Ltd.and Repcon Lux, S.A.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	21

PEMEX	Corporate Finance Office — Investor Relations
Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement* **

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	370,088	293,445	-20.7%	(76,644)	22,119	1,064,913	779,355	-26.8%	(285,558)	57,044
Domestic sales	177,756	160,816	-9.5%	(16,940)	12,122	519,382	433,960	-16.4%	(85,422)	31,763
Exports	191,074	131,336	-31.3%	(59,738)	9,900	541,944	341,357	-37.0%	(200,588)	24,985
Services income	1,259	1,293	2.7%	34	97	3,587	4,038	12.6%	452	296

Cost of sales(1)	162,387	125,022	-23.0%	(37,365)	9,424	440,993	352,057	-20.2%	(88,936)	25,768

Gross income	207,701	168,422	-18.9%	(39,279)	12,695	623,919	427,298	-31.5%	(196,621)	31,275

General expenses(1)	17,319	24,661	42.4%	7,341	1,859	71,582	69,361	-3.1%	(2,221)	5,077
Distribution expenses	5,146	8,330	61.9%	3,184	628	22,289	23,777	6.7%	1,489	1,740
Administrative expenses	12,173	16,331	34.2%	4,158	1,231	49,293	45,584	-7.5%	(3,709)	3,336

Operating income (loss)	190,382	143,761	-24.5%	(46,621)	10,836	552,338	357,937	-35.2%	(194,401)	26,199

Other revenues (expenses) -net(2)	67,589	12,360	-81.7%	(55,229)	932	161,661	24,875	-84.6%	(136,786)	1,821

Comprehensive financing result	(14,715)	(11,841)	19.5%	2,874	(893)	(22,095)	(21,922)	0.8%	173	(1,605)

Participation in the results of subsidiaries and associates	(5,916)	(502)	91.5%	5,414	(38)	(1,288)	(1,055)	18.1%	233	(77)

Income before taxes and duties	237,340	143,778	-39.4%	(93,562)	10,837	690,616	359,835	-47.9%	(330,781)	26,338

Taxes and duties	251,733	147,468	-41.4%	(104,265)	11,116	685,061	389,365	-43.2%	(295,696)	28,499

Net income (loss)	(14,393)	(3,690)	74.4%	10,703	(278)	5,555	(29,529)		(35,085)	(2,161)

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the third quarter of 2009 and the first nine months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes the cost of the reserve for employee benefits.

(2)	Includes IEPS credits.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	22

PEMEX	Corporate Finance Office — Investor Relations
Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statement of cash flows (indirect method)* **

	2008	2009	Change
	(Ps. MM)				(US$MM)
Operating activities
Income before taxes and duties paid (1)	690,616	363,755	-47.3%	(326,861)	26,625

Non-cash items (2)	83,977	72,323	-13.9%	(11,654)	5,294

Items related to investing activities	61,043	74,687	22.4%	13,644	5,467

Depreciation and amortization	62,566	62,865	0.5%	298	4,601
Profit or loss of sale of property, plants and equipment	(235)	10,768		11,004	788

Participation in subsidiary companies and joint ventures	(1,288)	1,055	-181.9%	2,343	77

Items related to financing activities	4,294	6,801	58.4%	2,506	498

Accrued interest	(3,766)	5,983	-258.9%	9,748	438
Other items	8,060	818	-89.8%	(7,242)	60

Funds provided by income before taxes and duties	839,931	517,566	-38.4%	(322,365)	37,882
Accounts receivable	8,021	8,562	6.7%	541	627
Inventories	(29,360)	(28,365)	-3.4%	995	(2,076)
Other accounts receivable and other assets	(461)	3,918	-949.1%	4,379	287
Suppliers	2,657	10,520	295.9%	7,862	770
Other liabilities	(15,255)	(18,520)	21.4%	(3,265)	(1,356)
Taxes and duties paid	(767,860)	(373,482)	51.4%	394,378	(27,336)
Funds provided by (used in) operating activities	(802,259)	(397,368)	-50.5%	404,891	(29,085)

Net cash flow from operating activities	37,672	120,198	219.1%	82,526	8,798

Investing activities
Property, plant and equipment	(89,686)	(145,129)	61.8%	(55,443)	(10,623)
Other permanent investments	5,745	(133)	-102.3%	(5,877)	(10)
Other items	3,418	—	-100.0%	(3,418)	—

Net cash flow from investing activities	(80,523)	(145,261)	80.4%	(64,739)	(10,632)

Excess (required) funds for financing activities	(42,850)	(25,064)	-41.5%	17,787	(1,834)

Financing activities
Bank loans	45,333	555	-98.8%	(44,777)	41
Securities	60,313	134,954	123.8%	74,641	9,878
Amortization of bank loans	(53,235)	(31,021)	-41.7%	22,215	(2,271)
Amortization of securities	(28,040)	(14,771)	-47.3%	13,269	(1,081)
Future equity increases	2,806	(35)	-101.3%	(2,842)	(3)
Other items	(4,270)	—		4,270	—

Net cash flow from financing activities	22,907	89,683	291.5%	66,776	6,564

Net increase in cash and cash equivalents	(19,944)	64,619	-424.0%	84,563	4,730

Cash and cash equivalents at the beginning of the year	170,997	114,224	-33.2%	(56,773)	8,360

Cash and cash equivalents at the end of the year	151,054	178,844	18.4%	27,790	13,090

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rate of Ps. 13.6624 = US$1.00 for the first nine months of 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The starting point is income before taxes and duties paid, not accrued as presented in the income statement.

(2)	Includes the net cost of employees benefits

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	23

PEMEX	Corporate Finance Office — Investor Relations
Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Subsidiary Entities’ contribution to financial results*

					Subsidiary
	Exploration		Gas and Basic		Companies and	Intersegment
	and Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total
	(Ps. MM)

Nine months ending September 30, 2009
Total sales	580,758	385,442	125,624	41,403	527,002	(880,874)	779,355
External clients	—	339,319	81,374	13,267	341,357	—	775,317
Intersegment	580,758	43,591	44,249	28,136	183,304	(880,037)	—
Revenues from services	—	2,533	—	—	2,342	(836)	4,038
Gross income (loss)	425,058	(10,649)	7,953	(5,718)	41,481	(30,826)	427,298
Operating income (loss)	401,749	(42,396)	(1,078)	(14,139)	13,374	426	357,937
Comprehensive financing result	(33,923)	(9,295)	1,615	54	19,627	—	(21,922)
Depreciation and amortization	52,161	6,703	2,657	853	490	—	62,865
Cost of the reserve for employee benefits	24,661	24,338	5,441	6,733	11,104	—	72,278
Taxes and duties	380,110	2,473	334	210	6,238	—	389,365
Net income (loss)	(10,762)	(32,902)	1,387	(14,007)	(23,459)	50,214	(29,530)

As of September 30, 2009
Current assets	1,445,448	237,238	92,307	58,513	1,211,146	(2,593,315)	451,336
Investment in shares of non-consolidated	581	157	1,572	—	43,075	(35,130)	10,255
Fixed assets	668,092	181,153	41,319	16,764	9,277	—	916,606
Acquisition of fixed assets	126,229	16,768	187	1,505	928	—	145,617
Total assets	2,116,588	420,712	135,509	75,794	2,070,221	(3,428,238)	1,390,585
Short-term liabilities	1,132,315	238,428	32,314	13,647	1,001,452	(2,166,570)	251,586
Reserve for employee benefits	188,958	186,191	46,635	51,125	72,648	—	545,558
Total liabilities	1,857,458	469,266	86,601	65,783	2,031,547	(3,120,630)	1,390,024
Equity	259,131	(48,554)	48,908	10,011	38,674	(307,608)	561

Nine months ending September 30, 2008
Total sales	939,719	416,953	213,073	64,555	800,575	(1,369,962)	1,064,913
External clients	—	369,684	129,207	20,491	541,944	—	1,061,326
Intersegment	939,719	44,599	83,867	44,064	256,969	(1,369,217)	(0)
Revenues from services	—	2,670	—	—	1,661	(744)	3,587
Gross income (loss)	797,137	(186,784)	9,930	(5,508)	38,406	(29,262)	623,919
Operating income (loss)	774,090	(217,603)	1,765	(14,557)	9,128	(486)	552,337
Comprehensive financing result	(29,403)	(8,228)	2,662	469	13,828	(1,422)	(22,094)
Depreciation and amortization	51,465	7,226	2,598	824	453	—	62,566
Cost of the reserve for employee benefits	28,663	27,490	6,648	7,833	13,343	—	83,977
Taxes and duties	676,457	3,900	821	205	3,677	—	685,061
Net income (loss)	69,620	(70,705)	4,161	(13,862)	14,589	1,752	5,555

As of September 30, 2008
Current assets	709,966	250,849	93,464	69,186	564,885	(1,259,305)	429,046
Investment in shares of non-consolidated	377	157	1,247	—	776,719	(749,894)	28,607
Fixed assets	604,291	164,105	41,136	15,333	8,280	(1,314)	831,832
Acquisition of fixed assets	88,848	8,233	1,677	659	1,904	—	101,322
Total assets	1,335,818	416,239	136,150	84,796	2,761,050	(3,434,183)	1,299,870
Short-term liabilities	155,577	172,872	36,373	11,284	1,103,400	(1,255,368)	224,138
Reserve for employee benefits	163,231	158,004	38,410	44,276	62,130	—	466,050
Total liabilities	1,031,886	383,123	86,386	56,657	2,620,763	(2,985,608)	1,193,208
Equity	303,932	33,116	49,764	28,139	140,287	(448,575)	106,662

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	24

PEMEX	Corporate Finance Office — Investor Relations
Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected financial indexes*

	Third quarter (Jul.-Sep.)			Nine months ending Sep. 30,
	2008	2009	Change	2008	2009	Change
Consolidated income statement ratios
Cost of sales / Total sales	43.9%	42.6%	-1.3%	41.4%	45.2%	3.8%
Depreciation / Cost of sales and General expenses	12.5%	13.6%	1.1%	12.2%	14.9%	2.7%
Operating income / Total sales	51.4%	49.0%	-2.5%	51.9%	45.9%	-5.9%
Taxes and duties / Total sales	68.0%	50.3%	-17.8%	64.3%	50.0%	-14.4%

	As of September 30,
	2008	2009	Change
Consolidated balance sheet ratios(1)
Properties and equipment / Total Assets	64.0%	65.9%	1.9%
Total debt / Total liabilites and equity	40.7%	49.1%	8.4%

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.
Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure(1)

	As of September 30,
	2008	2009	2008	2009	2008	2009
	Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	78.5%	79.2%	53.5%	54.2%	46.5%	45.8%
Mexican pesos	21.4%	20.8%	45.1%	40.4%	54.9%	59.6%
Euros	0.0%	0.0%	100.0%	100.0%	0.0%	0.0%
Yen	0.1%	0.0%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	100.0%	51.7%	51.3%	48.3%	48.7%

(1)	Excludes accrued interest.

Note:	Numbers may not total due to rounding.
Table A7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of September 30,
	2008	2009	Change
	(Years)
U.S. Dollars	4.0	4.5	0.5
Mexican pesos	1.7	1.6	(0.1)
Euros	2.7	2.4	(0.3)
Yen	0.8	0.4	(0.5)
Total	3.5	3.9	0.4

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	25

PEMEX	Corporate Finance Office — Investor Relations
Table A815
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Derivative financial instruments*

	As of September 30,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	(433)	10,142		10,575	752
Interest rate swaps	(1,069)	(1,414)	32.2%	(345)	(105)
Cross currency swaps	1,785	6,587	269.1%	4,802	488
Extinguishing cross currency swaps	251	3,272		3,021	243
Assets swaps(1)	(1,399)	1,697	-221.3%	3,096	126

Mark to market (Ps. MM)	121,798	150,020	23.2%	28,222	11,119
Interest rate swaps	18,896	16,122	-14.7%	(2,774)	1,195
Cross currency swaps	58,351	92,243	58.1%	33,892	6,836
Extinguishing cross currency swaps	28,471	22,042	-22.6%	(6,429)	1,634
Assets swaps(1)	16,080	19,613	22.0%	3,533	1,454

Natural gas derivative financial instruments
Mark to market (Ps. MM)	131	225	71.2%	93	17
Long swaps	(5,219)	(5,898)	13.0%	(679)	(437)
Short swaps	5,352	6,123	14.4%	770.5	454
Long options	1,024	444	-56.7%	(580)	33
Short options	(1,026)	(443)	-56.8%	582.5	(33)

Volume (MMBTU)	1,458,383	881,926	-39.5%	(576,457)
Long swaps	248,750,046	155,975,660	-37.3%	(92,774,386)
Short swaps	(246,780,605)	(155,087,746)	-37.2%	91,692,859
Long options	113,624,904	47,933,418	-57.8%	(65,691,486)
Short options	(114,135,962)	(47,939,406)	-58.0%	66,196,556

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	769	149	-80.6%	(620)	11
Volume (MMb)	21	16	-24.6%	(5)

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = US$1.00 as of June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Asset swaps include options over Repsol YPF, S.A. shares.

Note:	Numbers may not total due to rounding.

[15]	Los instrumentos derivados financieros se registran a valor justo o valor razonable en los estados financieros, de conformidad con la NIF C-10 “Instrumentos financieros derivados y operaciones de cobertura”. Sin embargo, algunos de estos instrumentos no cumplen con los requerimientos de las normas contables para ser designados como operaciones de cobertura, no obstante que los flujos de efectivo generados por estos instrumentos son compensados por los flujos generados por las posiciones a las cuales se encuentran asociados.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	26

PEMEX	Corporate Finance Office — Investor Relations
Supplement of operating results for the third quarter of 200916
Exploration and Production

Crude Oil Production	During the third quarter of 2009, total crude oil production decreased by 6.8% as compared to the same quarter of 2008, from 2,754 to 2,567 Mbd.

Production of heavy crude oil decreased by 13.7%, primarily due to lower production at Cantarell as a result of the natural decline and the shutdown of wells as a result of the increase in the oil-gas ratio. This decline was partially offset by a 13.9% increase in production from Ku-Maloob-Zaap (KMZ) project, which achieved historical production level of 852 Mb on September 29, 2009.

Production of light crude oil decreased by 2.6%, primarily due to maintenance activities in the Pol-Chuc Asset. In contrast, production of extra-light crude oil increased by 34.1%, due to the completion of wells in the Delta del Grijalva and Costero Terrestre projects in the Southern region.
Table S1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,129	2,946	-5.9%	(184)	3,191	2,988	-6.3%	(202)
Crude oil	2,754	2,567	-6.8%	(186)	2,813	2,608	-7.3%	(205)
Heavy	1,716	1,481	-13.7%	(235)	1,794	1,536	-14.4%	(258)
Light	831	809	-2.6%	(21)	813	810	-0.4%	(3)
Extra-light	207	277	34.1%	70	205	261	27.2%	56
Natural gas liquids(1)	376	378	0.6%	2	378	380	0.7%	2

(1)	Includes condensates.

Note:	Numbers may not total due to rounding.
Table S2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields

			2007				2008				2009
	2005	2006	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(Mbd)
Total	3,333	3,256	3,158	3,166	3,048	2,934	2,891	2,794	2,754	2,729	2,667	2,590	2,567

Northeastern Marine Region	2,357	2,205	2,074	2,111	2,003	1,885	1,861	1,770	1,695	1,658	1,584	1,481	1,456
Cantarell	2,029	1,788	1,582	1,580	1,427	1,270	1,163	1,036	954	858	742	637	583
Ku-Maloob-Zaap	319	394	453	485	534	581	657	693	703	754	792	788	801
Others	9	23	39	47	42	34	41	41	39	45	49	56	72

Southwestern Marine Region	396	475	522	493	493	515	495	486	507	513	512	521	511
Chuc	103	107	96	94	82	78	76	71	68	62	67	67	67
Ixtal	9	47	77	50	74	73	74	56	98	102	102	105	110
Others	285	321	350	350	336	365	344	359	341	349	344	348	334

Southern Region	497	491	475	472	465	449	449	450	466	470	479	493	506
Samaria	65	64	67	63	59	58	55	52	51	52	52	51	48
Jujo	50	56	53	52	51	50	46	46	47	43	40	38	37
Iride	50	48	46	42	40	38	37	35	35	30	28	27	26
Puerto Ceiba	77	54	42	41	41	40	36	33	32	29	26	26	24
Sen	19	22	21	27	29	29	38	37	39	48	48	44	43
Tecominoacán	22	29	25	24	21	20	23	24	27	28	27	25	23
Others	213	218	222	223	225	213	213	221	235	240	257	282	306

Northern Region	84	84	87	89	87	85	87	88	86	88	92	95	94
Chicontepec	25	23	22	23	23	23	28	30	31	30	28	29	30
Poza Rica	10	10	10	10	9	9	8	7	7	8	8	7	6
Others	48	51	55	56	55	53	51	50	48	51	56	59	64

Note:	Numbers may not total due to rounding.

[16]	For purposes of analysis quarterly changes are made against the same quarter last year.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	27

PEMEX	Corporate Finance Office — Investor Relations

Natural Gas Production	During the third quarter of 2009, total natural gas production increased by 1.5% as compared to the third quarter of 2008, from 6,963 to 7,066 MMcfd.

The production of associated natural gas increased by 3.0%, primarily due to higher production volumes from the KMZ project, as well as from the Crudo Ligero and Ixtal-Manik projects in the Southern offshore region. In contrast, the production of non-associated natural gas decreased by 1.1%, primarily due to lower production from the Veracruz and Lankahuasa projects in the Northern region.

During the third quarter of 2009, Burgos and Veracruz projects reached a production of 2,324 MMcfd, representing 33% of the total natural gas production. On September 25, 2009, Burgos project reached a maximum historical production level of 1,569 MMcf.
Table S3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
	(MMcfd)				(MMcfd)
Total	6,963	7,066	1.5%	103	6,804	7,038	3.4%	234
Associated	4,384	4,516	3.0%	133	4,189	4,500	7.4%	311
Non-associated	2,579	2,550	-1.1%	(29)	2,615	2,538	-3.0%	(77)

Natural gas flaring(1)	1,338	1,097	-18.0%	(241)	1,231	1,143	-7.1%	(88)
Gas flaring / total production	19.2%	15.5%			18.1%	16.2%

Note:	Numbers may not total due to rounding.

(1)	Includes nitrogen.
Table S4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields

			2007				2008				2009
	2005	2006	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(MMpcd)
Total	4,818	5,356	5,816	6,033	6,094	6,285	6,586	6,861	6,963	7,260	7,018	7,029	7,066

Northeastern Marine Region	928	920	992	1,129	1,147	1,356	1,647	1,854	1,913	2,189	1,900	1,814	1,803
Cantarell	759	716	782	930	925	1,124	1,383	1,586	1,634	1,897	1,579	1,457	1,469
Ku	103	141	146	138	147	153	161	153	159	164	178	211	180
Others	65	63	64	61	75	79	103	114	120	128	143	147	153

Southwestern Marine Region	655	856	985	940	1,010	1,035	991	1,016	1,046	1,038	1,067	1,141	1,095
Caan	206	185	171	159	200	212	188	227	209	179	163	180	173
May	24	85	135	121	152	165	173	229	206	215	254	278	265
Ixtal	13	86	143	99	151	147	152	113	200	202	202	208	211
Others	412	500	536	561	507	510	478	446	431	442	448	475	446

Southern Region	1,400	1,352	1,365	1,392	1,378	1,277	1,364	1,419	1,492	1,525	1,540	1,547	1,633
Iride	93	106	108	116	104	96	92	93	108	106	108	105	98
Narvaez	0	30	87	83	82	85	88	90	101	100	93	99	99
Sen	47	56	54	71	73	75	90	106	117	146	150	128	123
Tizón	28	29	31	36	42	40	33	32	54	75	78	95	98
Others	1,231	1,131	1,084	1,086	1,075	981	1,061	1,099	1,113	1,098	1,111	1,121	1,214

Northern Region	1,835	2,228	2,475	2,572	2,559	2,616	2,583	2,572	2,512	2,509	2,511	2,526	2,536
Chicontepec	28	28	29	28	25	29	44	50	51	66	81	83	77
Lizamba	103	152	235	233	225	279	303	307	297	296	288	268	259
Culebra	172	168	154	160	167	170	165	145	139	138	118	116	110
Papán	—	—	—	14	98	115	129	197	256	262	258	242	236
Others	1,532	1,879	2,057	2,137	2,045	2,024	1,941	1,875	1,769	1,747	1,766	1,818	1,855

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	28

PEMEX	Corporate Finance Office — Investor Relations

Gas Flaring	In the third quarter of 2009, gas flaring decreased by 18.0% as compared to the third quarter of 2008, due to decreased gas extraction in the transition zone at Cantarell and works aimed to increase the level of gas use.

Completion of Wells	During the third quarter of 2009, the number of wells drilled increased by 68.4%, from 190 to 320 wells, primarily due to an increase in the number of development wells by 115 as compared to the same quarter of 2008, due to higher activity in the Aceite Terciario del Golfo (ATG) project. Additionally, 23 exploratory wells were drilled, eight more than were drilled during the same period last year, due to an increase in drilling activity in the ATG project.
Table S5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Inventory of wells and operation equipment

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change

Wells drilled	190	320	68.4%	130	521	854	63.9%	333
Development	175	297	71.4%	115	478	799	67.2%	321
Exploration	15	23	53.3%	8	43	55	27.9%	12

Total operating wells(1)					6,321	5,818	-8.0%	(503)
Injection					253	212	-16.2%	(41)
Production					6,068	5,606	-7.6%	(462)
Crude oil					2,946	2,575	-12.6%	(371)
Non-associated gas					3,122	3,031	-2.9%	(91)

Selected operating infrastructure(1)
Drilling rigs(2)					137	175	28.2%	38
Offshore platforms					226	227	0.4%	1

(1)	At end of period.

(2)	As of September 30, 2009, PEMEX owns 126 of these drilling rigs.

Note:	Numbers may not total due to rounding.

Seismic Information	The number of kilometers covered by 2D seismic studies was 542 km, 396 km less than were covered in the same quarter of 2008. This decrease in 2D studies is primarily explained by the lack of seismic data acquisition in the onshore portion of the Southeast basins.

In contrast, we conducted 3D seismic studies over 2,528 km2, an increase of 1,516 km2 as compared to the area covered during the same quarter of 2008. This increase was primarily due to higher activity in the projects Burgos and Veracruz Basin, as well as in the development of fields located at the ATG project.
Table S6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	Third quarter (Jul.-Sep.)			Nine months ending Sep. 30,
	2008	2009	Change	2008	2009	Change
Seismic information
2D (km)	938	542	(396)	2,197	17,453	15,256
3D (km2)	1,012	2,528	1,516	7,733	11,860	4,127

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	29

PEMEX	Corporate Finance Office — Investor Relations

Discoveries	Our main discoveries during the third quarter of 2009 were:
Table S7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Project	3Q09	Geologic age	Initial production	Type

Burgos	Parritas-1001	Oligocen	6.8 MMcfd and 36 bpd	Dry gas
	Nejo-2001	Oligocen	1.5 MMcfd and 1.2 Mbd	Gas and condensates
	Nejo-301	Oligocen	0.9 MMcfd and 165 bpd	Dry gas

Cinco Presidentes	Flanco-1	Miocen	1.6 Mbd and 0.9 MMcfd	Heavy crude oil

Muspac	Teotleco-1001	Middle cretacic	3.0 Mbd and 6.5 MMcfd	Light crude oil

Cantarell	During the third quarter of 2009, the main activities focused on counteracting the decline of the Cantarell project were:

• completion of three development wells, and

• 31 major and 20 minor well workovers.

The Cantarell asset is still working in the feasibility analysis of enhanced oil recovery project.

KMZ	During the third quarter of 2009, the main activities at the KMZ project focused on maintaining production were:

• completion of three development wells,

• three major and 37 minor well workovers, and

• installation of the drilling platform Maloob-C.

ATG	During the third quarter of 2009, the main activities aimed at expanding the execution capacity and maintaining the intense activities at the ATG project were:

• completion of 121 development wells, and

• 35 major and 141 minor well workovers.

The Asset works in the water injection pilot test in Furbero field for maintenance pressure.

Veracruz	During the third quarter of 2009, the main activity in the Veracruz non-associated gas project, was:

• 14 major well workovers.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	30

PEMEX	Corporate Finance Office — Investor Relations

Tenders	The main tenders conducted by Pemex-Exploration and Production during the third quarter of 2009 were:
Table S8
Main Tenders
Pemex-Exploration and Production

		Announced/
	Amount	awarded
Tender number	US$MM	date	Description	Status	Awarded to:

18575110-001-09	564.0	17-ago-09	WELL DRILLING AT THE BURGOS AREA	AWARDED	INDUSTRIAL PERFORADORA DE CAMPECHE
18575106-004-09	194.9	11-sep-09	ENGINEERING, PROCUREMENT AND CONSTRUCTION OF THE ELECTRICITY GENERATING PLATAFORM PG-ZAAP–C	AWARDED	DRAGADOS OFFSHORE DE MÉXICO
18575106-001-09	122.7	3-jul-09	ENGINEERING, PROCUREMENT AND INSTALLMENT OF SUBMARINE WIRING AT THE PLATAFORM PG-ZAAP-C	AWARDED	DEMAR INSTALADORA Y CONSTRUCTORA
18575106-005-09	52.9	16-jul-09	WORKS OF ENGINEERING, PROCUREMENT AND MAINTENANCE AT FACILITIES IN THE NORTHEAST AND SOUTHEAST MARINE REGIONS	AWARDED	DEMAR INSTALADORA Y CONSTRUCTORA
18572039-002-09	52.3	9-sep-09	COMPLEMENTARY WORKS OF ENGINEERING, PROCUREMENT AND CONSTRUCTION OF 5 STORAGE TANKS	AWARDED	TRADECO INFRAESTRUCTURA
18575088-019-08	50.8	31-jul-09	CHEMICAL PROCESSES, NITROGEN PUMPING AND INDUCTIONS AT OFFSHORE OIL WELLS	AWARDED	HALLIBURTON DE MÉXICO
18575106-018-09	43.3	29-jul-09	MODERNIZATION OF THE PLATAFORM EK-TB	AWARDED	CONSTRUCTORA SUBACUATICA DIAVAZ
18575109-011-09	41.0	24-ago-09	WELL MONITORING SERVICES AT THE BURGOS INTEGRAL ASSET	AWARDED	INTEGRADORES DE TECNOLOGÍA
18575069-010-09	39.3	9-ago-09	MAINTENANCE OF WELLS IN THE SOUTH REGION	AWARDED	QM AX MÉXICO
18575106-006-09	39.1	8-jul-09	AUXILIARY AND INTEGRATION SERVICES OF SECURITY SYSTEMS AT THE PP-KU-I DRILLING PLATFORM	AWARDED	CONDUX
18575035-006-09	29.2	19-ago-09	ONIXMA 3D AND KUZAM 3D SEISMIC SURVEYS	AWARDED	CGGVERITAS SERVICES DE MÉXICO
18575106-020-09	27.3	18-ago-09	CONSTRUCTION OF THE 16” CARDENAS NORTE-PAREDÓN GAS PIPELINE	AWARDED	ICA CSA PROYECTOS
18575008-023-09	22.4	23-sep-09	INFRASTRUCTURE RENOVATIONS OF PRODUCTION FACILITIES AT THE POZA RICA-ALTAMIRA INTEGRAL ASSET	AWARDED	FABRICACIÓN Y REPARACIÓN ELECTROM ECÁNICA
18575109-038-08	21.9	14-jul-09	GENERAL SERVICES AT THE BURGOS INTEGRAL ASSET, IN THE STATES OF TAMAULIPAS AND NUEVO LEON	AWARDED	QUIMICA APOLLO S.A. DE C.V.
18575051-018-09	16.6	22-jul-09	OIL DRILLING AND MAINTENANCE SERVICES AT INTEGRAL ASSETS IN THE NORTH REGION	AWARDED	TRANSPORTES INTERNACIONALES TAMAULIPECOS
18575008-010-09	16.4	26-ago-09	CONSTRUCTION AND RENOVATION OF ROADS AND PLATFORMS AT THE ATG INTEGRAL ASSET	AWARDED	AZTECA CONSTRUCCIONES INDUSTRIALES
18575106-019-09	15.4	28-jul-09	CONSTRUCTION OF THE KAM BESAH WELLS RECOVERY PLATFORM AND OF THE KAM BESAH FIELD STATION STRUCTURE	AWARDED	CONSTRUCCIONES MECÁNICAS MONCLOVA
18575108-004-09	14.8	13-jul-09	GEOPHYSICAL AND GEOTECHNICAL SURVEYS IN THE MARINE REGION	AWARDED	CONSTRUCTORA SUBACUATICA DIAVAZ
18575008-025-09	13.7	30-sep-09	INFRASTRUCTURE CONSTRUCTION OF PRODUCTION FACILITIES AT THE POZA RICA-ALTAMIRA II INTEGRAL ASSET	AWARDED	MILLER PIPELINE DE MEXICO, SA DE CV
18575008-011-09	13.3	4-sep-09	INFRASTRUCTURE CONSTRUCTION FOR PRODUCTION PROCESSES AT THE ATG INTEGRAL ASSET	AWARDED	BISELL CONSTRUCCIONES E INGENIERÍA
18575106-021-09	12.5	21-sep-09	WORKS OF ENGINEERING, PROCUREMENT AND CONSTRUCTION OF A LIGHT WEIGHT WORK MARINE PLATFORM	AWARDED	CONSTRUCCIONES MECÁNICAS MONCLOVA
18575088-001-09	11.4	21-jul-09	RENT OF MODULAR HOUSED DIESEL ELECTRIC GENERATING UNITS FOR DRILLING ACTIVITIES	AWARDED	TODCO MÉXICO
18575008-006-09	11.4	17-jul-09	CONSTRUCTION AND RENOVATIONS OF ROADS AT THE ATG INTEGRAL	AWARDED	CENTRAL DE IM PERM EABILIZANTES Y
18575004-026-09	10.2	21-sep-09	SPECIALIZED TRANSPORTATION SERVICES FOR DRY LOADS AT THE POZA RICA-ALTAMIRA INTEGRAL ASSET	AWARDED	CUI
18575008-012-09	10.0	12-ago-09	SUBSTRATE ENGINEERING SERVICES AT THE POZA RICA-ALTAMIRA INTEGRAL ASSET	AWARDED	PETRO SERVICIOS ESPECIALES DE INGENIERÍA
18575008-009-09	9.3	3-jul-09	COMPLEMENTARY WORKS FOR THE FIELDS AT THE ATG INTEGRAL ASSET	AWARDED	SOCIEDAD INDUSTRIAL DE CONSTRUCCIONES
18575051-014-09	8.4	24-ago-09	WELL WASHING AND FILTERING AT INTEGRAL ASSETS IN THE NORTH REGION	AWARDED	BJ SERVICES COMPANY MEXICANA
18575062-001-09	8.3	18-sep-09	GEOLOGICAL MONITORING SERVICES FOR EXPLORATORY DRILLING IN THE SOUTH REGION	AWARDED	DIVERSIFIED WELL LOGGING
18575110-019-09	8.3	17-sep-09	CONSTRUCTION OF GAS COLLECTION STATIONS AT THE BURGOS INTEGRAL ASSET	AWARDED	GALCOR DEL NORTE
18575110-017-09	7.9	10-sep-09	CONSTRUCTION OF PLATFORMS AND ACCESS ROADS AT THE BURGOS INTEGRAL ASSET	AWARDED	CONSTRUCTORA RECA DE REYNOSA
18575008-007-09	7.6	23-jul-09	SUPERVISING SERVICES ON FIELDS AND OFFICES AT THE POZA RICA-ALTAMIRA INTEGRAL ASSET	AWARDED	CORPORATE ENERGY MASTER GRUP O DIARQCO

Note:	For further information on these and other tenders, consult www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	31

PEMEX	Corporate Finance Office — Investor Relations

Refining

Processing	During the third quarter of 2009, total crude oil processing increased by 2.8% as compared to the same quarter of 2008, primarily as a result of scheduled maintenance in the National Refining System. Due to this maintenance program an increase by 5.2% in light crude oil processing was obtained, while heavy crude oil processing decreased by 0.8%.
Table S9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Total processed	1,250	1,285	2.8%	36	1,265	1,288	1.8%	23
Light Crude	764	803	5.2%	40	755	813	7.6%	58
Heavy Crude(1)	486	482	-0.8%	(4)	510	475	-6.8%	(35)

(1)	Excludes reconstituted crude.

Note:	Numbers may not total due to rounding.

Capacity Utilization	During the third quarter of 2009, the primary distillation capacity utilization rate increased to 83.9%, or 2.0 percentage points more than the registered rate during the same quarter of 2008, due to higher processing levels.

Production	During the third quarter of 2009, the production of petroleum products increased by 5.3% as compared to the third quarter of 2008, from 1,435 to 1,510 Mbd, primarily as a result of higher fuel oil production due to the reconversion of the H-Oil process, in the Tula refinery, to hidrodesulfurization of vacuum gas oils in order to produce ultra low sulfur gasolines, as well as higher gasolines production due to the greater use of inventories of intermediate products.
Table S10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum products

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Total production	1,435	1,510	5.3%	75	1,493	1,517	1.6%	24
Gasolines	432	465	7.6%	33	450	475	5.6%	25
Fuel oil	282	320	13.5%	38	286	306	6.9%	20
Diesel	324	331	1.9%	6	346	337	-2.8%	(10)
Liquefied petroleum gas (LPG)(1)	206	207	0.2%	0.4	210	209	-0.5%	(1)
Jet Fuel	59	53	-10.3%	(6)	66	56	-14.9%	(10)
Other(2)	132	135	2.8%	4	134	134	0.1%	0.1

(1)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

(2)	Includes mainly paraffins, furfural extract, aeroflex, asphalt, among others.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	32

PEMEX	Corporate Finance Office — Investor Relations

Franchises	As of September 30, 2009, the number of franchised gas stations totaled 8,662, 5.4% more than the 8,222 registered as September 30, 2008.

New refinery	On August 12, 2009, PEMEX announced that the new refinery will be constructed in Tula, Hidalgo. PEMEX expects to receive formally titles to the land where the plant will be constructed shortly, in order to begin the pre-conditioning works on the site.

With an investment of approximately US$9.0 billion, the new refinery will have a production capacity of 300 Mbd refined products.

Tenders	The main tenders conducted by Pemex-Refining during the third quarter of 2009 were:
Table S11
Main Tenders
Pemex-Refining

		Announced/
	Amount	awarded
Tender number	US$MM	date	Description	Status	Awarded to:
18572039-001-09	633.4	20-ago-09	ENGINEERING DEVELOPMENT, PROCUREMENT AND CONSTRUCTION SERVICES OF THE DESULPHURATION PLANTS OF CATALYTIC GASOLINE	AWARDED	ICA FLUOR DANIEL
18576057-017-09	72.8	14-sep-09	OTHER PRODUCTS AND CHEMICAL SUBSTANCES	AWARDED
12 partidas	47.2			AWARDED	INDUSTRIA QUÍMICA DEL ISTMO
6 partidas	25.6			AWARDED	MEXICHEM DERIVADOS
18576057-016-09	25.9	9-ago-09	EMULSIFYING CHEMICAL PROCESS FOR FUEL OIL	AWARDED	GOLFO SUPLEMENTO LATINO
18572039-004-09	18.2	18-ago-09	ELABORATION OF COMPLEMENTARY ENGINEERING WORKS AND MATERIAL AND EQUIPMENT PROCUREMENT FOR THE HYDROGEN DUCT GOING FROM LA CANGREJERA PETROCHEMICAL COMPLEX TO THE MINATITLAN	AWARDED	PROYECTOS Y DESARROLLOS DE INFRAESTRUCTURA
18576057-019-09	18.0	18-sep-09	OTHER PRODUCTS AND CHEMICAL SUBSTANCES	AWARDED	PRAXAIR MÉXICO
18576057-018-09	14.6	21-sep-09	OTHER PRODUCTS AND CHEMICAL SUBSTANCES	AWARDED
6 partidas	8.6			AWARDED	AGROGEN
6 partidas	4.6			AWARDED	ABASTECEDORA MEXICANA DE SODIO DE MONTERREY
4 partidas	1.5			AWARDED	ÁCIDOS Y SOLVENTES
18576057-014-09	9.8	9-sep-09	REPAIR AND MAINTENANCE SERVICES	AWARDED
9 partidas	5.9			AWARDED	QUÍM ICA APOLLO
9 partidas	4.0			AWARDED	PRODUCTOS ROLMEX

Note:	For further information on these and other tenders, consult www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	33

PEMEX	Corporate Finance Office — Investor Relations
Gas and Basic Petrochemicals

Gas Processing	During the third quarter of 2009, our total onshore natural gas processing increased by 4.8% as compared to the third quarter of 2008, mainly due to a 5.5% increase in the production of sour wet gas in the offshore regions and the Southern region. Additionally the sweet wet gas processing increased by 2.8%, due to the incorporation of new wells in the Northern region.

As a result, dry natural gas production increased by 2.7% and natural gas liquids production increased by 0.6% despite a decrease in the production of condensates, from 43.3 to 35.2 Mbd.
Table S12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	4,264	4,469	4.8%	205	4,241	4,417	4.2%	176
Sour wet gas	3,219	3,395	5.5%	176	3,170	3,373	6.4%	204
Sweet wet gas	1,045	1,075	2.8%	29	1,071	1,044	-2.6%	(28)

Production
Dry natural gas	3,479	3,574	2.7%	95	3,466	3,550	2.4%	84
Natural gas liquids (Mbd)(1)	376	378	0.6%	2	378	380	0.7%	2

(1)	Includes condensates and other streams to fractionating process.

Note:	Numbers may not total due to rounding.

Compression Station Emiliano Zapata	The construction of a 48 inch bypass and 22 km of natural gas pipelines to the city of Xalapa, Veracruz, included the following advances as of September 30, 2009:

• tracing of 22 km of rights of way,

• overhauling of 20.5 km of rights of way,

• transportation and installation of 18.9 km of pipeline, and

• digging of 14.9 km of trenches.

The completion of the bypass and its connection to the Emiliano Zapata compression station are scheduled for the first half of 2010.

Poza Rica GPC	The project to expand capacity at the Poza Rica Gas Processing Center (GPC) includes the construction of a cryogenic plant with a capacity of 200 MMcfd, in order to process sweet wet gas from the ATG project. As of September 30, 2009, the main results of the project were:

• Conclusion of the risk and operating process study, and

• purchase order of turbocompressors, turboexpansors, storage spheres, electrical equipment and heat exchangers.

The total estimated investment for the 2009-2011 period amounts to Ps. 3.9 billion.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	34

PEMEX	Corporate Finance Office — Investor Relations

Tenders	The main tenders conducted by Pemex-Gas and Basic Petrochemicals during the third quarter of 2009 were:
Table S13
Main Tenders
Pemex-Gas and Basic Petrochemicals

		Announced/
	Amount	awarded
Tender number	US$MM	date	Description	Status	Awarded to:

18577001-036-08	550.6	31-ago-09	TRANSFORMATION OF DEM INERALIZED WATER FROM LIQUID INTO STEAM FOR DELIVERY AT THE CPG NUEVO PEMEX, AND CONVERSION OF NATURAL GAS INTO ELECTRICITY	AWARDED	ABENGOA MÉXICO

Note: For further information on these and other tenders, consult www.compranet.gob.mx.
Petrochemicals

Production	During the third quarter of 2009, total petrochemicals production decreased by 3.1%, from 1,103 to 1,068 thousand tons (Mt). This decrease was primarily due to:

•    a decreased in production of ethane derivatives due to lower production of ethylene oxide primarily caused by scheduled maintenance activity and the integration of the project of ethylene oxide in the Morelos Petrochemical Complex (PC), which generated a greater volume of ethylene for exportation;

• a decreased in production of methane derivatives, in particular ammonia due to programmed maintenance activity; and

•    an increased in aromatics production, primarily due to a higher production of high-octane hydrocarbons as a result of the beginning of operations of the isomerization plant in the Cangrejera PC, partially offset by a reduction in the production of xylenes.

Table S14
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Net production of petrochemicals

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
	(Mt)				(Mt)
Total production	1,103	1,068	-3.1%	(34)	3,232	3,214	-0.6%	(18)

Methane derivatives
Ammonia	238	194	-18.3%	(43)	712	615	-13.7%	(98)
Methanol	N/A	N/A	—	—	44	N/A	—	—
Ethane derivatives
Ethylene	16	40	153.2%	24	38	90	133.0%	51
Ethylene oxide	61	15	-74.9%	(46)	180	102	-43.4%	(78)
Low density polyethylene	68	74	9.0%	6	211	215	2.0%	4
High density polyethylene	45	54	19.2%	9	141	142	0.5%	1
Linear low density polyethylene	49	50	0.9%	0.5	129	162	25.3%	33
Vinyl chloride	44	42	-4.9%	(2)	125	99	-20.5%	(26)
Aromáticos y derivados
Styrene	24	28	17.3%	4	95	82	-13.8%	(13)
Toluene	21	19	-11.4%	(2)	40	49	22.0%	9
Xylenes	38	19	-49.9%	(19)	158	58	-63.5%	(100)
High octane hydrocarbon	69	168	142.2%	99	148	414	179.9%	266
Others(1)	430	366	-14.9%	(64)	1,210	1,188	-1.8%	(22)

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes, benzene, ethane, carbon dioxide, sulfur, carbon black, BTX liquids, amorphous gasoline, heavy naphtha, butadiene and others.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	35

PEMEX	Corporate Finance Office — Investor Relations

Infrastructure Projects	As of September 30, 2009, the physical advances on the project to modernize and increase the capacity of the aromatics train at the Cangrejera PC were 7.6%. The expected year to start operations is 2012.

The first stage of the project to expand the capacity of the ethylene oxide plant in the Morelos PC was 96% complete.

Tenders	During the third quarter of 2009 Pemex-Petrochemicals do not announced or awarded tenders higher than Ps. 100 million.

International Trade[17]

Crude Oil	During the third quarter of 2009, the volume of crude oil exports decreased by 8.4% as compared to the same quarter of 2008, from 1,287 to 1,179 Mbd, primarily as a result of lower production.

Approximately 84.1% of total crude oil exports were composed of heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

PEMEX exported 84.0% of its total crude oil exports to the United States of America, while the remaining 16.0% was distributed among Europe (10.3%), the rest of the Americas (4.0%) and the Far East (1.7%).

The weighted average export price of the Mexican crude oil basket decreased by 39.7%, from US$105.9 to US$63.9 per barrel in the third quarter of 2009.

Dry Gas	During the third quarter of 2009, dry gas exports decreased, from 145 to 47 MMcfd, and imports increased from 373 to 432 MMcfd, primarily due to higher demand from the National Electricity Commission (CFE by its Spanish acronym), which was partially offset by lower demand from the Mexican industrial sector.

Petroleum products and Petrochemicals	During the third quarter of 2009, exports of petroleum products increased from 189 to 224 Mbd, primarily due to higher exports of fuel oil as a result of higher production. On the other hand imports decreased from 603 to 601 Mbd, primarily as a result of decreased purchases of gasolines and diesel.

By volume, the main petroleum products exported during the third quarter of 2009 were fuel oil and naphtha, while the main products imported were gasoline and LPG.

Petrochemical exports increased from 169 to 239 Mt, primarily due to higher sulfur[18] and ethylene sales. In the other hand petrochemical imports increased from 99 to 105 Mt, primarily as a result of higher toluene and isobutane purchases.

By volume, the main petrochemicals exported during the third quarter of 2009, were sulfur and ethylene, and the main petrochemicals imported were isobutene and methanol.

[17]	According to data provided by P.M.I.®, except natural gas.

[18]	Sulfur is included as a petrochemical product for categorization purposes only.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	36

PEMEX	Corporate Finance Office — Investor Relations
Table S15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
International Trade(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
Exports
Crude oil (Mbd)	1,287	1,179	-8.4%	(107)	1,398	1,217	-12.9%	(180)
Heavy	1,148	992	-13.6%	(156)	1,251	1,077	-13.9%	(174)
Light	9	21	132.2%	12	18	15	-18.9%	(3)
Extra-light	130	166	28.1%	36	129	126	-2.2%	(3)
Average price (US$/b)	105.9	63.9	-39.7%	(42.0)	98.3	52.9	-46.2%	(45.4)

Dry natural gas (MMcfd)	145	47	-67.6%	(98)	77	68	-11.3%	(9)
Petroleum products (Mbd)	189	224	18.8%	35.5	177	250	41.5%	73
Petrochemicals (Mt)	169	239	41.3%	70	463	578	24.8%	115

Imports
Dry natural gas (MMcfd)	373	432	15.8%	59	468	405	-13.5%	(63)
Petroleum products (Mbd)(2)	603	601	-0.4%	(2)	549	513	-6.5%	(36)
Petrochemicals (Mt)	99	105	5.7%	6	303	349	15.1%	46

(1)	Source: P.M.I.® except dry natural gas.

(2)	Includes 89 Mbd and 59 Mbd of LPG for the third quarter of 2008 and 2009, respectively.

Note:	Numbers may not total due to rounding.
Industrial Safety, Environmental Protection and Social Development

Industrial Safety	During the third quarter of 2009, the frequency index of industrial accidents at PEMEX’s facilities decreased by 4.3%, to 0.45 incapacitating accidents per million man-hours worked (MMhw), as compared to the third quarter of 2008. Similarly, the severity index decreased by 30.6%, to 25 days lost per MMhw. The improvement in both indices is primarily explained by the reinforcement of PEMEX-SSPA.[19]

Environmental Protection	During the third quarter of 2009, the sulfur oxide emissions index decreased by 8.3%, to 3.07 tons per thousand tons (t/Mt), primarily due to lower crude oil production and sulfur oxide emissions[20].
Table S16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Industrial safety and environmental protection

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2008	2009	Change		2008	2009	Change
Selected indexes
Frequency index (1)	0.47	0.45	-4.3%	(0.02)	0.44	0.47	6.8%	0.03
Severity index (2)	36.0	25.0	-30.6%	-11.0	25.0	27.0	8.0%	2.0
Sulfur oxide emissions (t/Mt)	3.34	3.07	-8.3%	(0.28)	2.85	2.80	-1.8%	(0.05)
Reused water / Use and management	0.03	0.05	38.2%	0.01	0.04	0.04	8.3%	0.00

(1)	PEMEX incapacitating work accidents frequency index per million man-hours of risk exposure. Quarterly figures include information for the last month of the period.

(2)	PEMEX incapacitating work accidents severity index measures the number of days lost to incapacitating work accidents. Quarterly figures include information for the last month of the period.

Note:	Numbers may not total due to rounding.

[19]	The frequency index is the number of accidents with incapacitating injuries per MMhw of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes a bodily injury, functional disability or death, immediate or later, while working or as a result or work. Risk exposure man hours are the number of hours worked by all the personnel, inside or outside the working facilities, during and outside standard working hours, including overtime hours.

The “severity index” is the number of days lost per MMhw of risk exposure during the relevant period. Lost days are those missed due to medical incapacity as a result of work accident injuries or rewarded as compensation for partial, total or permanent incapacity, or for death.

[20]	Average sulfur oxide emissions (SOX) by thousand tons.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	37

PEMEX	Corporate Finance Office — Investor Relations

Incidents	On September 4, 2009, Hurricane “Jimena” fractured the Guaymas — Hermosillo pipeline at the km 17+500, this caused a spill of 6,772 barrels in the “El Caballo” stream in the state of Sonora.

On September 27, 2009, a spill of 88 barrels took place in the Nuevo Teapa — Cadereyta pipeline as a result of a clandestine tap. This incident affected 50 hectares of the municipality of Ozuluama, in the state of Veracruz.

On September 27, 2009, hydrocarbons leaks took place in Xicotepec, Puebla and Hidalgo. This was caused by heavy rain and landslides that affected the Poza Rica — Salamanca and the Poza Rica — Azcapotzalco pipelines.

PEMEX Unaudited Financial Results Report as of September 30, 2009.	38

PEMEX	Corporate Finance Office — Investor Relations
If you would like to contact Investor Relations, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com
If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List”.

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Carmina Moreno	Guillermo Regalado
cmoreno@dcf.pemex.com	gregalado@dcf.pemex.com

Cristina Arista	Paulina Nieto
darista@dcf.pemex.com	pnietob@dcf.pemex.com

Antonio Murrieta amurrieta@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.
Convenience translations into US dollars of amounts in pesos for the Balance Sheet have been made at the established exchange rate, as of September 30, 2009, of Ps. 13.4928 = US$1.00; other translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.2668 = US$1.00 and Ps. 13.6624 = US$1.00 for the second quarter of 2009 and the first six months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA is a non-US GAAP measure.

PEMEX Unaudited Financial Results Report as of June 30, 2009	39

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: November 16, 2009
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe,” “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.